Exhibit 12.2

**Simon Property Group, L.P.**
**Computation of Ratio of Earnings to Fixed Charges**
**Unaudited, (in thousands)**

| | For the year ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2017 | 2016 | 2015 | 2014 | 2013 |
| **Earnings:** | | | | | |
| Pre-tax income from continuing operations . | $ 2,268,246 | $ 2,164,384 | $ 2,159,545 | $ 1,650,250 | $ 1,406,331 |
| Add: | | | | | |
| Distributions of income from | | | | | |
| unconsolidated entities . . . . . . . . . . . . . . | 374,101 | 331,627 | 271,998 | 201,614 | 177,354 |
| Amortization of capitalized interest . . . . . . | 6,033 | 5,267 | 4,527 | 3,925 | 3,900 |
| **Fixed Charges** . . . . . . . . . . . . . . . . . . . . . | 976,442 | 1,039,811 | 1,092,286 | 1,152,166 | 1,112,808 |
| Less: | | | | | |
| Income from unconsolidated entities . . . . . | (403,020) | (425,481) | (535,322) | (226,774) | (206,380) |
| Minority interest in pre-tax (income) loss of | | | | | |
| subsidiaries that have not incurred fixed | | | | | |
| charges . . . . . . . . . . . . . . . . . . . . . . . . . . . | (419) | (434) | (399) | (347) | (1,063) |
| Interest capitalization. . . . . . . . . . . . . . . . . | (24,754) | (31,250) | (32,664) | (16,500) | (15,585) |
| Preferred distributions of consolidated | | | | | |
| subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . | (1,915) | (1,915) | (1,915) | (1,915) | (1,915) |
| **Earnings** . . . . . . . . . . . . . . . . . . . . . . . . . . . . | $ 3,194,714 | $ 3,082,009 | $ 2,958,056 | $ 2,762,419 | $ 2,475,450 |
| Fixed Charges: | | | | | |
| Portion of rents representative of the interest | | | | | |
| factor . . . . . . . . . . . . . . . . . . . . . . . . . . . . . | 11,762 | 12,315 | 13,057 | 13,577 | 13,227 |
| Interest on indebtedness (including | | | | | |
| amortization of debt expense) . . . . . . . . . . . | 809,393 | 857,554 | 923,697 | 992,601 | 1,082,081 |
| Interest capitalized . . . . . . . . . . . . . . . . . . . | 24,754 | 31,250 | 32,664 | 16,500 | 15,585 |
| Loss on extinguishment of debt . . . . . . . . . | 128,618 | 136,777 | 120,953 | 127,573 | — |
| **Fixed Charges** . . . . . . . . . . . . . . . . . . . . . . . | $ 974,527 | $ 1,037,896 | $ 1,090,371 | $ 1,150,251 | $ 1,110,893 |
| **Ratio of Earnings to Fixed Charges** . . . . . . . . | 3.28x | 2.97x | 2.71x | 2.40x | 2.23x |

For purposes of calculating the ratio of earnings to fixed charges, the term "earnings" is the amount resulting from adding (a) pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees, (b) fixed charges, (c) amortization of capitalized interest and (d) distributed income of equity investees, reduced by (a) interest capitalized and (b) the noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges. "Fixed charges" consist of (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) an estimate of the interest within rental expense.

There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists.

Ratios have been revised for all years presented to reflect the spin-off of Washington Prime Group Inc.